CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

March 18, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File Number: 001-33635

Dear Mr. Rosenberg:

This letter follows up on the discussions that took place on a conference call with the staff on March 15, 2011, relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

As suggested by the staff, we are writing to follow up on certain points in our discussion and to document the supporting citations for certain positions with respect to the classification of our 2008-2010 warrants. First, we address certain contract terms and related provisions related to contract settlement with respect to these particular warrants. Second, we address the application of EITF 00-19 (ASC 815-40-25) and related provisions to warrants having contractual provisions and features such as those found in the warrants at issue.

As discussed previously and as reflected in the warrant agreements themselves (the “warrants” or the “agreements”), it is clear that these warrants do not expressly provide holders with any right to seek or demand net-cash settlement in the event that the issuer should become unable to deliver registered shares underlying the warrants. Not only do these warrants fail to provide any such a right to demand settlement in cash, but they expressly address the hypothetical situation giving rise to the potential right to seek net-cash settlement as a contractual remedy (i.e. an inability to deliver registered shares), and they provide an express but different settlement remedy arising upon such an occurrence. Namely, they provide that under such circumstances, the holders would become entitled to exercise their warrant on a cashless basis and receive net shares in settlement (as opposed to the net cash). The acceptability and applicability of this agreed-upon contractual remedy is discussed further below.

It is also important to note that the particular agreements reached by these parties (and reflected in all of our warrants) were also expressly designed to preclude another hypothetical basis for a holder to seek a net-cash settlement; namely, the possibility that the holder might be delivered shares (i.e. in the prescribed net-share settlement approach agreed to) that it could not actually sell – which possibility might theoretically enable the holder to argue in a court of law or otherwise that it did not receive the benefit of its bargain if the holder were to receive shares that were not freely tradable. This hypothetical occurrence, which might arguably give rise to an alternative implied basis to seek net-cash settlement, was in fact structurally precluded by the express provisions of the warrants at issue. Specifically, all of the warrants at issue expressly provided that the warrants would never be exercisable during the first six months following their issuance - which corresponds precisely with the Rule 144 holding period, as discussed further below.

Turning to the application of relevant rules and guidance under the securities laws, we note that with regard to the potential settlement of these warrants in unregistered shares, the warrant agreements effectively contemplated that an exemption under Section 4(2) would be available since the units, although registered under the Company’s universal registration statement, were directly placed to a limited number of accredited investors, with representations and other facts likewise comporting with such an exemption. Although the staff has indicated that an offering which begins publicly should typically be assumed to proceed publicly, we note that the hypothetical fact situation being considered here is not one of the typical ones that the rule has been applied to. First, in the present case, the initial offering of the units and all components was essentially made in a private manner to a limited number of accedited investors. Second, in the case of a warrant being exercised cashlessly (i.e. in the event of nonavailability of a registration statement), the potential exchange transaction was not only contemplated up front, but it does not by its terms involve any future consideration to be paid by the investors. Rather, the exchange provision is an existing feature of an already-purchased security, as opposed to an ongoing or continuing offer to sell shares for value. As a result, a cashless exercise or exchange is distinct from a continuing offer to sell shares for value (such as occurs in a cash exercise of a warrant) and the exemptions under Sections 4(2) and/or 3(a)(9), as discussed below, would be available for the exchange.

In these regards, we note that the rationale for considering the typical “offering” of shares purchased through the cash exercise of warrants as being incomplete until exercise (even though the units and all components were initially registered) is the fact that, in the situation of a typical warrant exercise, the underlying shares are being purchased at a future date for cash consideration paid at the time of exercise (albeit at a discount-to-market by effectively making using of the “call option” feature of the warrant agreement – a feature that is not used in a cashless exercise or exchange).

This underlying distinction between a continuing offer to purchase for cash and a cashless exchange of a warrant is also reflected in the remarks previously discussed with the staff entitled “Speech by SEC Staff: Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments” by Stephanie Hunsaker, December 12, 2006 (the “SEC Staff Remarks”). For example (as applied in the illustrative context of an unregistered unit offering), the reason for considering the subsequent “offering of the shares underlying the warrants” as being incomplete is that it is effectively an “associated sale of the underlying shares” that constitutes a future “transaction for value involving securities” (SEC Staff Remarks, ¶14)

The situation is fundamentally different in the case of a cashless exercise of a warrant, in which – instead of utilizing the call option feature of the warrant to purchase shares at a discount – previously-acquired warrant shares are being tendered or exchanged for shares of common stock. Most importantly (and in contrast to the cash exercise of a call option), all value or consideration paid by the investor was paid up front (i.e. in connection with the initial offering) rather than upon exercise, which is being done cashlessly. Not only is a cashless exercise of a warrant an exchange of one security of the company for another (i.e. an exchange of warrant shares for common stock shares), but the underlying consideration was paid at the time of warrant acquisition – not at the time of the cashless exercise.

The SEC further recognized and codified these distinctions between cash and cashless exercises of warrants in its 2008 amendments to Rule 144. In particular, the fundamental differences between the consideration and treatment of shares purchased in a cash exercise of a warrant and shares acquired through exchange in a cashless exercise of a warrant are very clearly delineated in Rule 144(d)(1)(iii) and Rule 144(d)(3)(ii), respectively, and are further elaborated in the associated SEC adopting notes and guidance. As applied to numerous different factual contexts, these SEC rules and associated notes and guidance consistently do the following: (i) they differentiate between a “purchase” using a cash exercise and an “exchange” using a cashless exercise; and (ii) they elucidate when the shares underlying a warrant are deemed to have been acquired. In these regards, the holding periods tracked under Rule 144 (which have been the subject of extensive commentary and guidance) are based on when an investor is considered to have effectively acquired (and therefore to be “holding”) the security at issue. These are now reflected in the rule itself as it specifically distinguishes and contrasts the corresponding treatment of shares obtained through cash exercise of a warrant versus shares obtained cashlessly, as follows.

Upon a cash exercise of a warrant, the underlying shares are deemed to have been acquired as a purchase and are governed by the general rule provided under Rule 144(d)(1)(iii):

“(iii) If the acquiror takes the securities by purchase, the holding period shall not begin until the full purchase price or other consideration is paid or given by the person acquiring the securities from the issuer or from an affiliate of the issuer.”

In contrast, under a cashless exercise of a warrant, the underlying shares are deemed to have been acquired by exchange of the warrant and are governed by the special rule provided under Rule 144(d)(3)(ii):

“(ii) If the securities sold were acquired from the issuer solely in exchange for other securities of the same issuer, the newly acquired securities shall be deemed to have been acquired at the same time as the securities surrendered for conversion or exchange, even if the securities surrendered were not convertible or exchangeable by their terms.”

The fundamental principles applied in all of these cases (and numerous other applications that appear in the SEC rules and guidance) are thus essentially as follows: (i) if acquired through a cashless exercise, then the underlying shares are regarded as having been acquired “in exchange” and tacking applies; and (ii) in such cases, the acquisition is deemed to have occurred when all of the consideration has previously been paid.

The last clause of Rule 144(d)(3)(ii) and associated explanatory comments elaborate further upon these same fundamental distinctions. Thus, the rule provides that exchange treatment applies “even if the securities surrendered were not convertible or exchangeable by their terms.” The associated SEC notes essentially explain that the last clause addresses situations in which consideration was paid in support of an amendment to add a cashless exercise provision that was not in the original security. In that particular case (i.e. cashless exercise provision added later for additional consideration paid), then again the acquisition or holding date was deemed to be the date that all consideration for the exchange had been paid:

“Rule 144(d)(3)(ii) has been amended to allow the tacking onto holding periods in the event of an exchange or conversion of securities if the new securities were acquired from the issuer solely in exchange for securities of the same issuer, even if the surrendered securities were not convertible or exchangeable by their terms. If the original securities did not permit cashless exercise and were later amended, for consideration to allow exchange or conversion, the newly acquired securities will be deemed to have been acquired on the date of that amendment.” (Release No. 33-8869 adopting significant amendments to existing Rule 144 under the Securities Act of 1933 on Thursday, December 6, 2007)

In sum, a cash exercise of a warrant and a cashless exercise of a warrant are fundamentally different transactions – and these differences are clearly reflected in the SEC Rules, accompanying SEC notes and associated guidance as they relate to the treatment of cash versus cashless exercises, and in particular, when shares obtained through a cashless are deemed to have been acquired:

(i) a cash exercise of a warrant is effectively treated as a purchase of the underlying shares with the holding period beginning upon the cash exercise; whereas

(ii) a cashless exercise of a warrant is effectively treated as an exchange to obtain the underlying shares because all consideration was paid up-front (with no additional consideration being provided in connection with exercise) and accordingly the holding period begins upon acquisition of the warrant, not the common stock received in exchange.

Even if the underlying shares obtained through a cashless exercise were somehow not “deemed to have been acquired at the same time as the securities surrendered for conversion or exchange” (i.e. despite the clear language reflected in the SEC Rules and associated notes and guidance), then Section 3(a)(9) would apply to such a situation. In particular, the exemption provided under Section 3(a)(9) applies to: “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

The situation at issue is analogous to the conversion of a convertible promissory note or the conversion of preferred stock. In each case, the investor committed all required capital at the time of the investment. At the time of exercise or conversion, the investor’s sole election is whether to exchange one security of the issuer (e.g. a warrant, preferred stock or a promissory note) for another security of the same issuer.

Indeed, in the present case we note that all four of the basic criteria for application of Section 3(a)(9) are very clearly applicable: (i) it is the same issuer, (ii) there is no additional consideration received from the security holder, (iii) it is only available to existing security holders, and (iv) no remuneration is paid for any solicitation.

In addition, as noted above and as clearly reflected in the SEC Rules, adopting notes and associated guidance, shares obtained through a cash exercise of a warrant are deemed to have been acquired “by purchase” (on the date the full purchase price was paid), whereas shares obtained through a cashless exercise of a warrant are deemed to have been acquired “in exchange” (on the date that consideration for the warrant or other exchanged security was paid). As discussed during our teleconference, neither counsel for the Company nor counsel for the SEC was aware of any rule that would compel the conclusion that a cashless exercise of a warrant could not be deemed to be an exchange. Upon further review, we note that the contrary suggestion would be inconsistent with the SEC’s rules, corresponding notes and associated guidance, which specifically address these distinctions and which treat the acquisition of shares though a cash exercise as being “by purchase” and treat the acquisition of shares through a cashless exercise as being “in exchange” – making clear that the provisions of Section 3(a)(9), which are available for exchanges (particularly those satisfying the requirements noted above) would be applicable.

We believe, based on discussions with the staff, that the hypothetical accounting issues that could arise if the “alternative settlement mechanism” agreed to by the parties was unavailable, should not arise in cases in which the alternative mechanism could be used as agreed. However, we address these accounting principles below and believe that the Company’s treatment of these warrants fully comports with the applicable pronouncements.

Turning to the individual warrants as issue, as noted previously, all of these warrants contained a particular combination of features that specifically addressed the possibility of the registration statement being ineffective and provided an agreed-upon remedy or settlement option in the event that occurred. In particular, all of the warrants at issue contained related features making it clear that the parties contemplated and addressed the provision of warrants that could be settled in unregistered shares. Specifically, each warrant combined: (i) a provision for cashless exercise arising whenever there was not an effective registration statement covering the shares underlying the warrants, and (ii) a provision that the warrants were not exercisable for the first six months following purchase, and could thereafter be exercised for unregistered shares to be sold under Rule 144.

The specific combination of features included in these warrants thus effectively obviated an alternative situation that might have given rise to a claim for an alternative type of settlement,

namely, a situation in which the agreed-upon settlement could result in the delivery of unregistered shares that the investor could not then sell. Since the Company and the investors specifically agreed that the warrants would not, under any circumstances, be exercisable for the first six months (corresponding with the Rule 144 tacking rules for shares acquired by cashless exercise), the alternative situation that might hypothetically cause investors to seek an alternative settlement (leaving aside the fact that no such alternative was provided in these agreements), could never have arisen.

Considered together, the particular construction of these warrant agreements provided the investor with a settlement hierarchy that explicitly provides how the Company would perform the settlement of its warrants in the event that it was unable to deliver registered shares. These provisions were made for the purposes of (i) protecting the Company from any exposure to liabilities or potential cash settlement demands that could arise due to the possibility of non-performance and (ii) providing the warrant holders with a mechanism to settle in a manner that would allow them to obtain the immediate liquidity that would have been available to them had the contracts been settled in registered shares. Accordingly, the specific warrants at issue address, from a legal and contractual standpoint, the potential concerns of alternative settlement by stating explicitly how the Company was to perform under the scenarios of either having the ability or not having the ability to settle in registered shares.

Although the foregoing matters are considered to be dispositive, we believe that even if they were not, the applicable accounting pronouncements are likewise consistent with the position taken by the Company and its advisors.

Turning to such accounting treatment, EITF 00-19 Issue 17 (now codified at ASC 815-40-25-14) expressly addresses the situation in which a company has a warrant or similar derivative contract but “the company is unable to deliver registered shares.” Even if that occurred, then net-cash settlement is to be assumed if both of the following conditions are also met:

1.	A derivative instrument requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement would be permitted or required.

2.	The derivative instrument does not specify how the contract would be settled in the event that the entity is unable to deliver registered shares

In the case of the specific warrants at issue here, neither of the two additional conditions are met. In particular, condition 1 is not met because none of our warrants is “a derivative instrument [that] requires physical or net share settlement by delivery of registered shares.” On the contrary, all of the warrants at issue expressly address the situation in which the underlying registration statement is not effective, and they then provide for delivery through a cashless exercise mechanism as discussed above (nor do they provide for net cash settlement under such circumstances). Likewise condition 2 is not met because none of the warrants at issue is a “derivative instrument [that] does not specify how the contract would be settled in the event that the entity is unable to deliver registered shares.” The agreements at issue specifically address the method of settlement if there is no ability to settle in registered shares. Since neither of the additional conditions would be met, net-cash settlement is not to be assumed (to do so would in fact require ignoring EITF 00-19-17 which addresses this very issue).

Not only are the additional provisions of EITF 00-19-17 required to assume net-cash settlement not satisfied in the present case, but the very rationale for assessing whether net-cash settlement might be assumed is also expressly provided in EITF 00-19-17 – and it is not applicable in our case:

if the above-specified conditions are met (which they are not), “then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).”

In the case of the particular warrants at issue, the alternative is not “nonperformance” as might give rise to a claim for net-cash settlement, but an expressly specified alternative: net-share settlement at a time when the shares received were already tradable because of the tacking provisions applicable to a cashless exercise.

As an aside, we note that a contrary suggestion, i.e. a suggestion that any potential inability to deliver registered shares would imply that net-cash settlement should be assumed, is not considered proper because it would be inconsistent with the express provisions of EITF 00-19. If that alone was sufficient, then the additional conditions, which are the focus of Issue 17, would not be present. Not only are there two such additional conditions to be satisfied before net-cash settlement should be assumed, but in the present case, neither of them is met by the warrants at issue. Finally, the very basis for the initial consideration of an implied net-cash settlement, as expressed in EITF 00-19-17 does not exist. Consideration of net-cash settlement arises when the contract is essentially silent as to an alternative, implying that nonperformance is the only alternative (which is presumed to be unacceptable) – but, again, that is not the case with the warrants at issue. In fact, the parties have not only provided such another alternative but it was designed in a manner to quickly and conveniently convey to the exercising holders the economic benefit of the gain reflected in the underlying securities, and in a manner that allows them to not have to commit any additional cash and to receive a security that is not only liquid but readily tradable.

Finally, even if for the sake of argument all of the foregoing legal and accounting provisions were not dispositive, we have also noted that the accounting treatment to be applied should not be based on settlement alternatives that are not economically equal or rational. Applied to the present case, the investors are effectively provided with shares representing the entire value gained under the warrant, using a cashless exercise mechanism that requires no additional consideration and provides immediate tradability under Rule 144 (due to the tacking of the holding period for shares obtained in exchange for warrants). Hypothetical alternatives based on their seeking to obtain a contractual remedy (net-cash exercise) that was not provided for, and for which even if they were ultimately successful (i.e. in convincing a court to order a contractual remedy other than the one they already agreed to), they would have to undergo considerable time delay, expense and uncertainty – all to potentially obtain an economic result that was otherwise available without any additional delay, expense and uncertainty. It would not be economically rational for an investor to undertake substantial delay, expense and uncertainty when their best-case outcome would only be to obtain the economic benefit that they could otherwise already have obtained without any additional delay, cost and risk.

Even if our contracts actually provided a choice of net-cash settlement to investors – which they do not – considering these economics as applied to the particular warrants at issue, EITF 00-19 provides that such a lesser economic alternative should be ignored for accounting purposes. In particular, EITF 00-19-07 states as follows:

If the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares; if the contract provides the counterparty with a choice of net-cash settlement or settlement in shares, the Model assumes net-cash settlement. However, this Model is not applicable when settlement alternatives do not have the same economic value attached to them.

See also, EITF 00-19-16, discussed previously, which provides that “If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract.”

In addition, since our warrants do not provide for net-cash settlement as a remedy – and instead provide an alternative remedy of net-share settlement – the Company would not as a matter of contract law be obligated to provide any remedy other than what was agreed to by the parties. Not only would there be no rational basis for a holder to seek to get a court to order the company to settle with a mechanism other than that which was provided, but a court asked to provide such a remedy based on the contract would simply be empowered to enforce what the parties had already agreed to, i.e. delivery of net shares as agreed, rather than a hypothetical alternative that was never agreed to.

Although it would be irrational for the holder to go through the expense, uncertainty and risk to do so, enforcement of the agreed-upon contractual remedy by a court of law would lead to the same outcome, i.e. delivery of shares as agreed, using any of the prior exemptions and/or pursuant to a judicially-ordered remedy, in which case no other exemption is considered to be required.

For all of the foregoing reasons and those raised previously, and in accordance with the applicable SEC rules, notes and guidance – and with the governing principles under FASB including EITF 00-19 – the Company and its advisors do not believe that it would be proper to account for the warrants at issue other than as equity of the issuer.

* * * * * * * * * *

We hope that the foregoing adequately addresses each the Staff’s comments and concerns. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments and assistance. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Tyler M. Dylan-Hyde
Tyler M. Dylan-Hyde Chief Business Officer

cc:	James A. Mercer, III, Esq.